Exhibit 2(f)

ASSET PURCHASE AGREEMENT

BETWEEN

NOR-CAL ELECTRIC AUTHORITY

AND

PACIFICORP

1

Index of Sections, Exhibits and Schedules

Page
1. 2. 3. 4. 5. 6. 7. 8. 9. 10. 11. 12. 13. 14. 15. 16.

Definitions

Sale and Purchase of Assets

Representations and Warranties of PacifiCorp

Representations and Warranties of Buyer

Covenants of PacifiCorp

Covenants of Buyer

Conditions Precedent to PacifiCorp's Obligations

Conditions Precedent to Buyer's Obligations

Notices of Development

Closing

Additional Conditions

Survival of Warranties, Etc., Indemnities

Termination

Assignment

Separation Codes

Miscellaneous

1 2 5 9 10 14 17 19 22 22 23 24 28 29 29 29

i

Exhibits:
A B C D E F G H I J K L

Description of Assets
QF Power Sales Agreement
[Intentionally Deleted]
Transmission Network Service Agreement
Transition Services Agreement
Emergency Assistance Arrangements Agreement
Rate and Service Plan
Transmission Facilities Maintenance Agreement
State Line Distribution Agreement
Interim Power Supply Agreement
Netting Agreement
Forms of Conveyance Documents
Item 1 - Easement, Rights-of-Way, and Permit Assignment and
  Assumption Agreement
Item 2 - Grant Deed
Item 3 - Bill of Sale and Assignment
Item 4 - Assumption Agreement
Item 5 - Assignment and Assumption of Leases

Schedules:
1.03 1.07 2.03 2.07 3.03 3.04 3.07 3.08 3.11 3.12 3.13 3.18 3.19

Certain Excluded Assets
Permitted Liens
Example Purchase Price Calculation
Liabilities
Certain Consents
Title to the Assets
Leases
Certain Contracts
Worker's Compensation Claims
Compliance with Laws
Legal Proceedings
Statements of Revenues and Expenses
Book Value of Assets

ii

ASSET PURCHASE AGREEMENT

     This Asset Purchase Agreement (the "Agreement"), dated this 15th day of July, 1999, is between Nor-Cal Electric Authority ("Buyer"), a California Joint Powers Authority, and PacifiCorp, an Oregon corporation, ("PacifiCorp"). PacifiCorp and Buyer are sometimes referred to collectively as "Parties" and individually as "Party."

     1.  Definitions. For purposes of this Agreement, the following terms used herein but not otherwise defined herein shall have the following meaning when used with initial capitalization, whether singular or plural:

         1.01  "Assets" means all assets and properties (whether real or personal, tangible or intangible), owned or leased by PacifiCorp on the Closing Date which are located in or, in the case of intangible assets, primarily dedicated to PacifiCorp's California service territory (the "Service Territory") including, but not limited to, assets used to supply service, materials and supplies, easements (including the rights to any easements not currently being utilized), rights of way, permits, contracts, authorizations, leases, vehicles and construction equipment, construction work in progress, demand side and weatherization loans and assets, customer accounts receivable, and miscellaneous deferred debits, as set forth on Exhibit A attached hereto and made a part hereof.

         1.02  "Closing Date" means the date of the Closing of this Agreement as provided for in Section 10.

         1.03  "Excluded Assets" means the following: (a) those assets useful to PacifiCorp in placing those of its employees not hired by Buyer pursuant to Subsection 6.03 that the Parties mutually agree to exclude from this Agreement as of the Closing Date; (b) cash; (c) service marks, trade names or trademarks owned, used or held by PacifiCorp or Pacific Power; (d) all generation assets and power purchase contracts of PacifiCorp; (e) all PacifiCorp assets located outside the State of California with the exception of approximately 5.7 miles of Line 33 which is located in Oregon; (f) certain mobile radio licenses and communications equipment; and (g) certain transmission assets located in the State of California and other items listed on Schedule 1.03.

         1.04  "Indemnity Cap" means (a) the Final Purchase Price minus $7,000,000 multiplied by (b) .05.

         1.05  "Necessary Regulatory Approvals" means:

1

                 (a)  Approval by the Federal Energy Regulatory Commission (the "FERC") pursuant to Section 203 of the Federal Power Act of the sale of all transmission facilities included in the Assets under this Agreement (the "FERC Approval"); and

                 (b)  Filings and the expiration of the waiting period, if applicable, under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended; and

                 (c)  Approval of PacifiCorp's Section 851 filing under the California Utilities Code with the California Public Utility Commission ("CPUC") (the "California Approval"); and

                 (d)  Consents to the transfer of PacifiCorp's franchise agreements for the Service Territory to Buyer, to the extent required under such franchise agreements.

         1.06  "PacifiCorp Mortgage" means the Mortgage and Deed of Trust from PacifiCorp to The Chase Manhattan Bank (as successor Trustee to Morgan Guaranty Trust Company of New York), dated January 9, 1989, as amended and supplemented.

         1.07  "Permitted Liens" shall mean (a) those items set forth in Part 1 of Schedule 1.07; (b) the contracts and agreements listed on Exhibit A, and similar contracts and agreements entered into between the date hereof and the Closing in the ordinary course of business in compliance with the terms of this Agreement, and the obligations thereunder; (c) imperfections of title and/or encumbrances which, individually and in the aggregate, do not materially detract from the value or marketability of the Assets or interfere with their present use.

     2.  Sale and Purchase of Assets.

         2.01  Assets to Be Sold. Subject to all terms and conditions of this Agreement, PacifiCorp agrees to sell and Buyer agrees to buy all of PacifiCorp's right, title and interest in the Assets.

         2.02  Instruments of Conveyance and Transfer. At Closing, PacifiCorp shall deliver to Buyer such deeds, bills of sale, certificates of title, endorsements, assignments, consents and other good and sufficient instruments of conveyance and assignment as shall be effective to vest in Buyer good and marketable title in and to the Assets, subject to no security interests, liens or encumbrances, except Permitted Liens, and shall assign to Buyer, PacifiCorp's

2

interest in all contracts, permits, authorizations, leases, land rights, easements and rights-of-way, if any, useful to Buyer's ownership or operation of the Assets. The conveyance documents will be substantially in the form attached as Exhibit L.

         2.03  Purchase Price. The purchase price for the Assets (the "Purchase Price") shall be (i) $176,591,795 (which covers net plant in service as of December 31, 1998), plus (ii) cash equal to the book value of those Assets comprising plant placed in service, less depreciation, retirements and dispositions, from January 1, 1999 to the Closing Date, plus (iii) cash equal to the book value, as of the Closing Date, of all other Assets (including, but not limited to, demand side and weatherization loans, and construction work in progress), plus (iv) cash equal to the book value of the materials and supplies on site, plus (v) cash equal to the deferred debits and receivables, plus (vi) $7,500,000, which is an agreed amount attributable to PacifiCorp's regulatory assets pertaining to the Service Territory, less (vii) the book value, as of the Closing Date, of the liabilities of PacifiCorp for accounts payable, customer deposits, taxes accrued, customer advances, employee liabilities and miscellaneous current and accrued liabilities consistent with those set forth in Schedule 2.03, as shown on the books and records of PacifiCorp (but without reduction for obligations assumed under the USBR Contract). Schedule 2.03 is a calculation of the Purchase Price computed utilizing information as of the dates indicated on Schedule 2.03.

         2.04  Payment at Closing. At least five days prior to the Closing Date, PacifiCorp will prepare and deliver to Buyer a closing statement (the "Closing Statement") that sets forth, in the format of Schedule 2.03, the calculation of the Purchase Price based on the books and records of PacifiCorp as of the most recent month end for which information is available plus an estimate of the additions, retirements and dispositions for the period between the end of the most recent month for which information was available and the Closing Date (the "Closing Purchase Price"). The Closing Statement shall include the categories of Assets and Assumed Liabilities listed on Schedule 2.03, reflecting their respective amounts as of such date, and shall be prepared and calculated in a manner consistent with and using the same components, accounting practices and methodology as were utilized in Schedule 2.03. The Closing Purchase Price shall be paid in cash by wire transfer at Closing pursuant to written wire instructions provided by PacifiCorp to Buyer.

         2.05  Final Purchase Price. As soon as practicable after the Closing Date, but not earlier than sixty (60) days after the Closing Date and not later than two hundred ten (210) days after the Closing Date (the "Final Statement Date"), PacifiCorp will prepare and deliver to Buyer a final closing statement (the "Final

3

Statement") that sets forth the calculation of the Purchase Price based on the books and records of PacifiCorp as of the Closing Date (the "Final Purchase Price"). The Final Statement shall include the categories of Assets and Assumed Liabilities listed on Schedule 2.03, updated to reflect their respective amounts as of the Closing Date, and shall be prepared and calculated in a manner consistent with and using the same components, accounting practices and methodology as were utilized in Schedule 2.03 .

         2.06  Final Adjustment and Payment. The "Purchase Price Adjustment" shall equal the Final Purchase Price minus the Closing Purchase Price. Any disputes regarding the Purchase Price Adjustment shall be resolved in accordance with Subsection 2.11. If the Purchase Price Adjustment is positive, then the Purchase Price Adjustment will be paid by Buyer to PacifiCorp within ten business days of the delivery of the Final Statement by wire transfer in accordance with the instructions delivered pursuant to Subsection 2.04. If the Purchase Price Adjustment is negative, then the Purchase Price Adjustment will be paid by PacifiCorp to Buyer within ten business days of the delivery of the Final Statement by wire transfer pursuant to written instructions provided by Buyer to PacifiCorp. Interest at the rate of 6% per annum shall accrue commencing on the Closing Date on any Purchase Price Adjustment due to either Buyer or PacifiCorp.

         2.07  Assumption of Certain Liabilities. In addition to the Purchase Price, Buyer agrees to assume all debts, liabilities and obligations of every kind and nature whatsoever (whether arising from contract, or otherwise) existing as of or arising after the Closing Date which primarily relate to the Service Territory or the Assets (but excluding income taxes and tort liability (other than tort liability for environmental issues to the extent not covered by Section 12.04(a))), including, but not limited to, (i) liabilities listed on Schedule 2.07, (ii) liabilities disclosed to and agreed to in writing by Buyer prior to the Closing Date, (iii) liabilities and obligations under the Working Agreement with Local Union No. 659, with respect to employees employed in the Service Territory as of the Closing Date, (iv) liabilities listed on the Final Statement, (v) the obligations described in Section 2.10 below, (vi) other miscellaneous obligations under any contract, permit, authorization, lease, easement, and right-of-way assigned to Buyer pursuant to Subsection 2.02 hereof, and (vii) liabilities with respect to workers' compensation claims made on or after the Closing Date (the "Assumed Liabilities"). Buyer's assumption of the Assumed Liabilities is (a) subject to PacifiCorp's indemnification pursuant to Subsection 12.04(a), and (b) shall not include, for a period of three years following the Closing Date (the "Limited Liability Period"), the assumption of any debt, liability or obligation not specifically described in clauses (i) through (vi) of the foregoing sentence, in

4

excess of $10,000 individually and $100,000 collectively. Following the Limited Liability Period, there shall be no limitations on Buyer's assumption of liability relating to the Service Territory, other than PacifiCorp's indemnification obligation under Section 12.04(a).

         2.08  Allocation of Property Taxes. Real property taxes and personal property taxes shall be prorated between PacifiCorp and Buyer as of the Closing Date based upon best available estimates. When final real and personal property tax amounts are determined, an adjustment shall be made in the proration, based upon such actual tax amounts. If real and personal property taxes are prepaid, and any refund is available for the period after Closing, the refund shall belong to Buyer.

         2.09  Sales, Transfer, and Other Taxes and Consent Payments. Any sales, transfer, purchase, use, or similar tax which may be payable by reason of the sale of all or a portion of the Assets shall be borne equally by Buyer and PacifiCorp. If as a condition to obtaining the required consent of any third party to the assignability of any franchise, license, permit, right-of-way, easement or similar right to Buyer, a third party requires payment of a transfer or administration fee, Buyer and PacifiCorp shall share equally any such transfer or administration fee. Any such fee that is assessed in lieu of periodic rentals or periodic fees shall be paid by Buyer.

         2.10  Assumption of Certain USBR Obligations. Buyer agrees to assume and perform the obligations under PacifiCorp's January 31, 1956 contract with the Bureau of Reclamation (the "USBR Contract") accruing after the Closing Date to provide power in the Service Territory as required by Exhibit B of the USBR Contract, and to make line extensions as required under the USBR Contract, through the term of the USBR Contract, to the customers in the Service Territory who qualify under Exhibit B to the USBR Contract. In consideration of this assumption, PacifiCorp shall, at Closing, pay to Buyer the sum of $7,000,000. Buyer is not assuming any other obligations of PacifiCorp under the USBR Contract.

         2.11  Resolution of Purchase Price and Adjustment Disputes. All disputes between the Parties in connection with the Closing Purchase Price, the Final Statement, the Final Purchase Price or the Purchase Price Adjustment shall be resolved by the appointment of a third party certified public accounting firm with experience in the utility industry ("Accounting Firm") mutually acceptable to the Parties. If the Parties are unable to agree on such Accounting Firm, PacifiCorp, on the one hand, and Buyer, on the other hand, shall each select an Accounting Firm, and the two Accounting Firms so selected shall select a third

5

Accounting Firm which shall be a nationally recognized certified public accounting firm and the dispute shall be resolved as determined by a majority of the three Accounting Firms. The determination by the Accounting Firm(s) shall be final and binding on the Parties and shall be delivered to the Parties within 90 days from the day of Buyer's notice of objection. If one Accounting Firm is used, the costs of that Accounting Firm shall be borne equally by the Parties. If three Accounting Firms are used, each Party shall pay the cost of the Accounting Firm selected by it, and the cost of the third Accounting Firm shall be borne equally by the Parties. The Accounting Firm(s) shall have the right to conduct an independent audit of the books and records of PacifiCorp relevant to the computation of the Purchase Price to resolve the dispute set forth in Buyer's notice of objection.

         2.12  Post-Closing Price Adjustment. Buyer acknowledges that PacifiCorp would not sell the Assets at the Purchase Price provided herein if there was a likelihood that the Buyer would use the acquisition of the Assets as a basis for future condemnation of other PacifiCorp assets. Accordingly, if, at any time prior to the tenth anniversary of the Closing, Buyer, or any member of Buyer with greater than a 10% voting interest in Buyer, directly or indirectly, initiates or facilitates, or provides assistance to any other entity in, any action to acquire by eminent domain, any assets of PacifiCorp, the Final Purchase Price for the Assets shall, effective upon the filing of such eminent domain proceedings, be increased by $17,000,000 and such additional payment shall be immediately due and payable by Buyer to PacifiCorp.

     3.   Representations and Warranties of PacifiCorp. PacifiCorp represents and warrants as follows:

         3.01   Organization and Powers of PacifiCorp. PacifiCorp is an Oregon corporation, duly organized and validly existing under the laws of the State of Oregon, and is duly qualified to do business in the State of California. PacifiCorp has all requisite power and authority to own the Assets and to own, operate and lease its properties, and to carry on its business as now being conducted.

         3.02  Authority Relative to Agreement; Governmental Authorization. PacifiCorp has the power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly authorized and constitutes the valid and binding obligation of PacifiCorp enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and except

6

that the availability of the equitable remedies of specific performance and injunctive relief are subject to the discretion of the court before which any proceeding may be brought. Except for the Necessary Regulatory Approvals, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by PacifiCorp or the consummation by PacifiCorp of the transactions contemplated by this Agreement.

         3.03  Non-Contravention; Approvals. Except for the consents and approvals set forth in Schedule 3.03, and consents and approvals required under the terms of easements, rights of way and permits, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not violate, conflict with or result in a breach of any provision of, or constitute a default under, or result in the termination of any note, bond, mortgage, indenture, deed of trust, contract, lease or other instrument, obligation or agreement of any kind to which PacifiCorp is now a party or by which any of its assets may be bound or affected.

         3.04  Title to the Assets. Except as set forth in Schedule 3.04, the Permitted Liens and the matters described on Part II of Schedule 1.07, PacifiCorp has good and marketable title to the Assets free and clear of all liens, mortgages, pledges, claims, charges, security interests or other encumbrances, including, without limitation, any leases, subleases, rights of way, licenses, easements, options to purchase, encumbrances, covenants, building or use restrictions, exceptions, variances, reservations or limitations.

         3.05  Undisclosed Liabilities. Except as disclosed in Schedule 3.12, PacifiCorp has no material liabilities, debts or obligations, fixed, accrued, contingent or otherwise, relating to the Assets or the Service Territory other than (a) liabilities fully shown or adequately reserved against on PacifiCorp's books, (b) current liabilities, not unusual in nature or amount, incurred in the ordinary course of the Service Territory's business since December 31, 1998, (c) accounts payable identified on Schedule 2.07 or incurred after the date thereof in the ordinary course of the Service Territory's business or operations, (d) obligations to be performed under the leases, contracts, agreements and obligations identified on Exhibit A or similar leases, contracts, agreements and obligations entered into after the date thereof in the ordinary course of the Service Territory's business or operations and (e) liabilities described on Schedule 2.07 or incurred after the date thereof in the ordinary course of the Service Territory's business or operations.

7

         3.06  Property Used. All the property that is primarily dedicated to the conduct of the Service Territory's business, not including any generation, certain transmission assets of PacifiCorp, or power purchase agreements, is included in the Assets, except as specifically provided herein, or in Schedule 1.03. None of the Assets is owned by a subsidiary or other affiliate of PacifiCorp.

         3.07  Leases. Except as set forth on Schedule 3.07, (a) all Leases identified on Exhibit A (the "Leases") are valid and in effect, (b) PacifiCorp has in all material respects performed its obligations under each of the Leases, (c) PacifiCorp has received no written notice of default with respect to any of the Leases and (d) the other party to each of the Leases has, to the best of PacifiCorp's knowledge, performed its obligations thereunder in all material respects.

         3.08  Contracts and Commitments. Except for the contracts, agreements and obligations identified on Schedule 3.08 or those not primarily related to the Service Territory, PacifiCorp is not a party to or bound by any oral or written (a) express contract for personal services or employment that is not terminable, without liability or expense, by PacifiCorp on sixty days or less notice, (b) contract or commitment for capital expenditures in excess of $50,000 for any one project or in excess of $500,000 for all projects; (c) contract not made in the ordinary course of the Service Territory's business or (d) contract, agreement or obligation that is material to the business of the Service Territory.

         3.09  Permits, Licenses, Tariffs, Franchises and Certificates. Except for matters that would not have a material adverse effect on the operation of the electric distribution system in the Service Territory, PacifiCorp has all the permits, licenses, tariffs, franchises, certificates and other governmental authorizations required to own the Assets and to carry on the business of the Service Territory as presently conducted, and, assuming ongoing proper action by the other party thereto or the issuer thereof, all such permits, licenses, tariffs, franchises, certificates and governmental authorizations are valid and in effect.

         3.10  Tax Matters. PacifiCorp has duly filed with the appropriate governmental agencies all material tax returns and tax reports due and required to be filed by PacifiCorp with respect to the Assets and the Service Territory, including all federal, foreign, state and local profits, income, sales, use, occupation, license, franchise, excise, real and personal property, employment, social security, withholding, employment insurance, and other taxes and will have paid or provided for the payment of all such taxes through the Closing Date.

8

         3.11  Workers Compensation. PacifiCorp is not in default of any material requirements under any workers compensation laws applicable to PacifiCorp's employees in the Service Territory. Except as set forth on Schedule 3.11, there are no pending or, to the best of PacifiCorp's knowledge, threatened workers compensation claims against PacifiCorp, and PacifiCorp shall remain responsible for and pay workers' compensation claims made prior to the Closing Date.

         3.12  Compliance with Laws. Except as set forth in Schedule 3.12, PacifiCorp's ownership of the Assets has been and is in material compliance with all applicable laws, rules, orders, regulations, or restrictions, except (a) any past noncompliance that has been cured and (b) noncompliance that does not materially interfere with the ownership and use of the Assets. Except as set forth in Schedule 3.12, PacifiCorp has received no notice of violation or notice of noncompliance and knows of no violation or noncompliance with respect to any law, regulation, or governmental restriction applicable to the Assets, including but not limited to any federal, state or local law, rule, order, regulation, ordinance or restriction relating to protection of the environment and pollution control, or to the control, handling, treatment and disposal of hazardous substances, toxic chemicals, herbicides and pesticides such as the Clean Air Act (as amended), the Federal Water Pollution Control Act (as amended), the Comprehensive Environmental Response, Compensation and Liability Act (as amended), the Resource Conservation and Recovery Act (as amended), the Toxic Substances Control Act (as amended) and any regulations thereunder (collectively, "Environmental Law") and also including, but not limited to, any other federal, state or local statutes, regulations, or ordinances related to land use and zoning, energy and industrial facilities siting, or occupational health and safety that would materially interfere with the ownership and use of the Assets.

         3.13  Legal Proceedings. Except as set forth in Schedule 3.13, there are no claims, actions, suits, inquiries, investigations, proceedings or formal labor grievances, pending, or, to the best of PacifiCorp's knowledge, threatened, relating to the Assets, or the operation of the electric distribution system in the Service Territory, before any federal, state or local court or other governmental or regulatory body, or any arbitrator, United States or foreign.

         3.14  Books and Records. The books and records of PacifiCorp used to calculate the Purchase Price, the Closing Purchase Price and the Final Purchase Price were prepared in accordance with Generally Accepted Accounting Principles consistently applied throughout the relevant periods.

9

         3.15  No Brokers. PacifiCorp has not employed any broker or finder in connection with the transactions contemplated by this Agreement, and it has taken no action which would give rise to a valid claim against any party for a brokerage commission, finder's fee, or other like payment by Buyer.

         3.16  Easements. PacifiCorp has sufficient permits, easements and rights-of-way (either of record or by prescription) for its transmission and distribution facilities included in the Assets substantially as presently operated, excepting permits, rights-of-way and easements, the lack of which would not have a material adverse effect on the Assets taken as a whole.

         3.17  Condition of Assets. The Assets will be sold to Buyer "AS IS, WHERE IS" and with no representations or warranties of any kind or character, including any warranty of quality, merchantability, fitness for a particular purpose or condition, except as specifically set forth herein or in the conveyance document to be delivered to Buyer at Closing. BUYER ACKNOWLEDGES THAT EXCEPT AS EXPRESSLY STATED HEREIN, PACIFICORP HAS NOT MADE, AND PACIFICORP EXPRESSLY DISCLAIMS AND NEGATES, ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER WARRANTY OR REPRESENTATION, EXPRESS OF IMPLIED, RELATING TO THE ASSETS.

         3.18  Revenues and Expenses. Schedule 3.18 accurately sets forth the revenue received by PacifiCorp from customers in the Service Territory and the operating, maintenance and capital expenses incurred by PacifiCorp in connection with its distribution system in the Service Territory for the year ending December 31, 1998, as determined and allocated in a manner consistent with PacifiCorp's procedures for determining and allocating revenues and operation, maintenance and capital expenses, provided, however, that PacifiCorp makes no representation that capital expenses reflected in such Schedule are properly allocated between calendar years.

         3.19  Book Value of Assets. Schedule 3.19 accurately sets forth the book value of the Assets constituting net plant in service as of December 31, 1998 computed in accordance with generally accepted accounting principles.

     4.  Representations and Warranties of Buyer. Buyer represents and warrants as follows:

         4.01  Organization and Powers of Buyer. Buyer is a joint powers authority, duly organized and validly existing under the laws of the State of California, and has all requisite power and authority to own, operate and lease the

10

Assets, to carry on its business as now being conducted, and to operate the Assets after Closing.

         4.02  Authority Relative to Agreement; Governmental Authorization. Buyer has the power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly authorized and constitutes the valid and binding obligation of Buyer enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedies of specific performance and injunctive relief are subject to the discretion of the court before which any proceeding may be brought. Except for the Necessary Regulatory Approvals, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the transactions contemplated by this Agreement.

         4.03  Non-Contravention; Approvals. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not violate, conflict with or result in a breach of any provision of, or constitute a default under, or result in the termination of any note, bond, mortgage, indenture, deed of trust, contract, lease or other instrument, obligation or agreement of any kind to which Buyer is now a party or by which any of its assets may be bound or affected.

         4.04  No Brokers. Buyer has not employed any broker or finder in connection with the transactions contemplated by this Agreement, and it has taken no action which would give rise to a valid claim against any party for a brokerage commission, finder's fee, or other like payment by PacifiCorp.

     5.  Covenants of PacifiCorp. PacifiCorp covenants and agrees as follows:

         5.01  Conduct of Business. PacifiCorp shall own and operate the Assets until the Closing in accordance with its past practices and shall engage in no material transactions relating to the Assets out of the ordinary course of business, including, without limitation: (i) entering into any contract or financing arrangement that in any way limits PacifiCorp's ability to sell the Assets to Buyer, (ii) encouraging, initiating or soliciting any inquiries or the making of any proposal with respect to, or engaging in negotiations concerning, or providing any confidential information or data to, or having any discussions with, any

11

person relating to any acquisition of the Assets, provided, however, PacifiCorp may take such actions if a failure to do so would subject PacifiCorp's directors to liability for breach of their fiduciary duties, (iii) awarding any unusual salary or benefits increases to employees in the Service Territory, without Buyer's consent, (iv) terminating, or amending in any material fashion, any contract or agreement included in the Assets, which is material to the ownership or operation of the electric distribution system in the Service Territory, without Buyer's consent.

         5.02  Insurance. Until the Closing, PacifiCorp shall continue to self-insure or carry insurance currently in effect related to the Assets, insuring the Assets against loss or damage by fire and other risks, and public liability consistent with and in accordance with its past practices. PacifiCorp is not presently aware of any claim or circumstance related to the Assets which might result in a claim which would be insured against.

         5.03  Access to Assets, Employees and Information.

                (a)  Generally. Subject to Subsection 6.02, until the Closing, PacifiCorp shall allow Buyer and its authorized agents and representatives to have reasonable access (if applicable) to the Assets and to the books, files and records of PacifiCorp relating to the Assets and the Service Territory and to the employees stationed in the Service Territory and employees outside the Service Territory who have knowledge of the Assets and the operation of the electric distribution business in the Service Territory, at any reasonable time and in any reasonable manner and will furnish Buyer at such times such financial and operating data and other information with respect to the Assets and the Service Territory as Buyer may reasonably request in connection with its evaluation of the transactions contemplated by this Agreement, subject to the provisions of the Access and Indemnity Agreement between Buyer and PacifiCorp dated May 5, 1999. Promptly after the signing of this Agreement, PacifiCorp will appoint a representative in the Service Territory to assist in the coordination of Buyer's due diligence efforts (the "Coordinator"). All requests for access to the Assets or to PacifiCorp's employees in the Service Territory shall be made orally or in writing to the Coordinator. All requests for access to books, files and records not located in the Service Territory shall be made in writing to, and coordinated with, PacifiCorp's Business Development department at telecopy number (801) 220-3116. PacifiCorp shall provide material, nonpublic information to Buyer only if it is expressly requested in writing to do so by Buyer. Any investigation or inquiry made by Buyer pursuant to this Agreement shall not in any way affect or lessen the representations and warranties made by PacifiCorp in this Agreement, or the survival of its representations and warranties, provided that if Buyer

12

discovers or ascertains any information which it believes does affect, lessen, contradict, or violate any of the representations and warranties made by PacifiCorp, it shall promptly, in writing, communicate such fact and/or circumstances to PacifiCorp. Upon receipt of any such notice, PacifiCorp shall, within thirty days, use its reasonable best efforts to the extent practicable, in its sole discretion, at its own expense, to remedy any breach or violation of its representations or warranties contained in this Agreement, provided, however, that neither the taking of such efforts nor the success or failure thereof shall in any way alter PacifiCorp's obligations under this Agreement. All information obtained by Buyer, its employees, agents, representatives and advisors under this Section 5.03 shall be subject to the confidentiality and use restrictions contained in that certain Confidentiality Agreement dated December 30, 1998 between Buyer and PacifiCorp (the "Confidentiality Agreement") .

                (b)  Environmental Evaluations. Subject to the provisions of Section 5.03(a), Buyer shall be entitled, for a period expiring September 13, 1999, to undertake drilling, core sampling, and other subsurface testing and evaluation of the Assets, and other activities typically associated with phase II environmental assessments (the "Environmental Evaluations"). Buyer shall provide PacifiCorp with the results of all tests and data developed in connection with the Environmental Evaluations, and copies of all reports and studies prepared by or for Buyer related to the environmental condition of the Assets. Buyer shall not, unless required by law, regulation or order of any court or administrative tribunal, disclose the results of Environmental Evaluations to governmental authorities, either before or after Closing.

         5.04  Franchise Agreements. PacifiCorp will use its reasonable best efforts to assist and support Buyer in obtaining any required assignments or transfers of its franchise agreements in the Service Territory to Buyer.

         5.05  Conditions and Best Efforts. Subject to the terms of this Agreement and fiduciary obligations under applicable law, PacifiCorp shall use its reasonable best efforts to effectuate the transactions contemplated by this Agreement and to fulfill all of the conditions of the Parties' obligations under this Agreement and shall do all such acts and things as reasonably may be required to carry out PacifiCorp's obligations hereunder and to consummate and complete this Agreement, including, without limitation of the foregoing, promptly making application for Necessary Regulatory Approvals. PacifiCorp shall make reasonable efforts to make its filing under Section 851 of the California Public Utilities Code by August 6, 1999. Prior to filing applications, prefiled testimony or responses to data requests in the course of obtaining Necessary Regulatory Approvals, PacifiCorp shall provide such materials to Buyer for its information

13

and solicit Buyer's comments to such materials. Notwithstanding the foregoing, PacifiCorp shall not be required in connection with any regulatory approval to agree to any payment or agree to any conditions of approval that are unacceptable to PacifiCorp in its sole discretion.

         5.06  Marketable Title to Assets. At Closing, PacifiCorp shall deliver to Buyer good and marketable title to all the Assets, whether real, personal, mixed, tangible or intangible, free and clear of all liens, mortgages, pledges, security interests or other encumbrances, including without limitation, leases, subleases, rights of way, licenses, easements, options to purchase, encumbrances, covenants, or exceptions, except for Permitted Liens.

         5.07  Preserve Relationships. PacifiCorp will use its reasonable efforts to maintain business relationships with its suppliers and customers, except for changes in the ordinary course of business.

         5.08  Maintain Properties. PacifiCorp will maintain the Assets, consistent with past practices, in good repair, working order and condition, except for obsolescence, ordinary wear and tear and damage due to casualty.

         5.09  Notification. PacifiCorp will give Buyer prompt written notice of any event or condition of any kind learned by PacifiCorp between the date hereof and Closing pertaining to and adversely affecting the financial position, prospects, operations or business of the electric distribution system in the Service Territory, excepting events or conditions affecting the electric utility business generally.

         5.10  Customer Data. PacifiCorp will, as soon as practicable after the Closing, deliver to Buyer 13 months of customer history, including site data, meter data, invoice data, collection information, and rate data, to the extent such data exists and is available in PacifiCorp's data bases, but excluding (i) any data which is proprietary to PacifiCorp and does not relate specifically to the Service Territory, and (ii) any data which PacifiCorp reasonably believes it is prohibited, under applicable law, from disclosing to Buyer. The foregoing data shall be delivered in the format, and in the storage media, in which it is maintained by PacifiCorp. PacifiCorp will at Buyer's expense, pursuant to the Transition Services Agreement attached hereto as Exhibit E, reformat such data, or transfer the data to another storage media, as reasonably requested by Buyer.

         5.11  Post-Closing Consents. To the extent PacifiCorp does not obtain, by Closing, consents required under contracts and agreements included in the Assets, PacifiCorp shall, after Closing, use diligent efforts to obtain such

14

consents. Nothing in this Agreement shall be construed as a transfer of any of the Assets or any claims or rights arising thereunder or resulting therefrom which, as a matter of law or by their terms, cannot be so transferred without the approval or consent of the issuer thereof or the other party or parties thereto unless such approval or consent shall have been obtained (collectively, "Non-Assignable Rights"). In connection with such Non-Assignable Rights, PacifiCorp shall:

                (a)  apply for and use all reasonable efforts to obtain all consents or approvals of the issuer or other parties thereto for the assignment of such Assets;

                (b)  cooperate with Buyer in any reasonable and lawful arrangements designed to effectively make available to Buyer the benefits of such Non-Assignable Rights with the intent that Buyer shall be in the same economic position as if such Non-Assignable Rights were transferred to it, including acting as agent for Buyer;

                (c)  enforce, at Buyer's expense, such Non-Assignable Rights against the issuer thereof or the other party or parties thereto;

                (d)  take all such actions in its name or otherwise and do, or cause to be done, all such things at the request of Buyer as shall reasonably be necessary and proper in order that the value of any Non-Assignable Rights shall be preserved and shall inure to the benefit of Buyer; and

                (e)  pay over to Buyer, all monies collected by or paid to PacifiCorp after Closing in respect of such Non-Assignable Rights, net of reasonable out-of-pocket expenses.

         5.12  AB 1890. PacifiCorp has not implemented and will not implement the imposition of a competition transition charge or fixed transition amount, both as defined in AB 1890, with respect to any portion of the Service Territory.

         5.13  Delivery of Physical Records. Upon request by Buyer, PacifiCorp will deliver to Buyer all real property records and contracts files pertaining to the Assets. Such records and files shall be delivered at the locations where such records and files are stored by PacifiCorp. PacifiCorp will retain such real property records and contract files not so requested by Buyer for a period of five years after Closing, provided, that PacifiCorp may, at any time after the first anniversary of the Closing, notify Buyer of its intent to destroy or

15

dispose of real property records and contract files which PacifiCorp has retained (a "Destruction Notice"). If Buyer has not requested delivery of, and taken delivery of, records and files specified in the Destruction Notice within 60 days after the effective date of such Destruction Notice, PacifiCorp shall thereafter have no obligation to retain such records and files and may destroy the same.

     6.  Covenants of Buyer. Buyer covenants and agrees as follows:

         6.01  Conditions and Best Efforts. Subject to the terms of this Agreement and fiduciary obligations under applicable law, Buyer shall use its reasonable best efforts to effectuate the transactions contemplated by this Agreement and to fulfill all of the conditions of the Parties' obligations under this Agreement and shall do all such acts and things as reasonably may be required to carry out Buyer's obligations hereunder and to consummate and complete this Agreement, including without limitation of the foregoing, promptly making application for Necessary Regulatory Approvals and assisting PacifiCorp in seeking approval of its filings under Section 851 of the California Public Utilities Code. Prior to filing applications, prefiled testimony or responses to data requests in the course of obtaining Necessary Regulatory Approvals, Buyer shall provide such materials to PacifiCorp for its information and solicit PacifiCorp's comments to such materials. Notwithstanding the foregoing, Buyer shall not be required in connection with any regulatory approval to agree to any conditions of approval that are unacceptable to Buyer in its sole discretion.

         6.02  Confidentiality. All material nonpublic information requested and obtained by Buyer from PacifiCorp shall be used by Buyer solely for the purposes of evaluation of the transactions contemplated by this Agreement. Buyer shall use its best efforts to assure that such information will be kept confidential and will not be made available to any person, other than those of its employees, agents, and advisors involved in evaluating the transactions, without PacifiCorp's prior consent. If this Agreement should terminate without being performed, then Buyer shall either promptly destroy or return to PacifiCorp all of such nonpublic information. Except as required by law, Buyer shall maintain confidential, and not disclose to any third party all information pertaining to the environmental condition of the Assets that may be obtained, or learned, by Buyer as a result of Buyer's due diligence evaluations of the Assets; including without limitation, the results of all subsurface testing, core drilling or phase II environmental assessments.

         6.03  Employees. Immediately following the Closing, Buyer shall offer positions to all PacifiCorp employees in the Service Territory. The employees hired by Buyer shall be offered wages at the same level as were

16

provided to such employees by PacifiCorp and shall be covered by a benefit package comparable in scope and value and in the aggregate to the benefit package provided to such employees by PacifiCorp. Buyer shall recognize the IBEW Local Union No. 659 as the collective bargaining representative of the employees and assume, with respect to the hired union employees, the obligations of the employer under the Working Agreement dated April 26, 1997 between PacifiCorp and IBEW Local Union No. 659 (the "Working Agreement"), subject to its need to negotiate any changes, including, but not limited to, those relating to the form of benefits made necessary by its status as a governmental entity. Buyer shall give credit for service with PacifiCorp prior to Closing to any of PacifiCorp's employees who are hired by Buyer for the following purposes:

                (i)  eligibility to participate in any of Buyer's employee benefit plans or fringe benefits that have an eligibility waiting period;

               (ii)  vesting of benefits provided under any of Buyer's employee retirement or retiree welfare plans;

              (iii)  accrual of benefits under any pension plan maintained or contributed to by Buyer;

              (iv)   length of service for accrual of vacation, sick leave or other paid time off.

Such employees shall be credited by Buyer with the personal leave, vacation time and sick leave accrued in accordance with the terms of the Working Agreement (or, in the case of non-union employees, the same accruals such employees had at PacifiCorp). PacifiCorp shall not make any cash payment to former PacifiCorp employees hired by Buyer on account of unused personal time, vacation time, and sick leave and the Purchase Price shall be offset by an amount equal to each such employee's hours of unused personal time, vacation time, and sick leave as of the Closing Date, multiplied by the employee's hourly rate of pay in effect on the Closing Date. Buyer shall provide such employees with coverage under its group health plans, with no preexisting condition restrictions and no waiting period for eligibility, In the event the Closing occurs during a partial plan year, Buyer shall give credit under its health plans for amounts incurred as of the Closing Date toward deductibles and out-of-pocket limits under the PacifiCorp plans. Former PacifiCorp employees hired by Buyer as of the Closing Date shall continue to be covered by PacifiCorp's group health plan through the end of the month in which the Closing Date occurs. In the event Buyer has not implemented its group health plan as of the beginning of the next month, PacifiCorp shall permit such employees to elect COBRA coverage under the PacifiCorp group

17

health plan and Buyer shall pay PacifiCorp the amount of the COBRA premium due for each month of coverage until Buyer's group health plan becomes effective. PacifiCorp shall be responsible under its welfare benefit plans for claims incurred but not reported as of the Closing Date or, in the event that Buyer's group health plan does not become effective as of the Closing Date, those claims incurred but not reported under PacifiCorp's group health plans through the last day of the month for which Buyer pays the COBRA premium. Employees in the Service Territory who retire or are determined to be qualified for workers compensation or disability benefits before the Closing shall continue to receive benefits through PacifiCorp and not through Buyer. Employees hired by Buyer who are age 50 or over with 15 or more years of service, or are age 55 or over with 5 or more years of service, as of the Closing shall be eligible to receive retiree health benefits and, if eligible, retiree life benefits from PacifiCorp in accordance with PacifiCorp's plans upon termination of their employment with Buyer in addition to any retiree health benefits earned by such employees during their employment with Buyer. PacifiCorp shall cause the employees whose employment is terminated as a result of the contemplated sale to become fully vested in their accrued benefits as of the Closing under the tax qualified retirement plans maintained by PacifiCorp. PacifiCorp shall cause assets and liabilities under PacifiCorp's defined benefit pension plan with respect to such employees to be transferred in cash to a defined benefit pension plan maintained by Buyer in accordance with section 414(l) of the Internal Revenue Code. The amount of assets to be transferred from plan to plan would be the minimum amount necessary to comply with section 414(l) calculated based on the plan termination assumptions in section 4044 of ERISA and related regulations for a Pension Benefit Guaranty Corporation trusteed plan termination. The amount of assets shall be calculated by the enrolled actuary for the PacifiCorp plan and the calculation shall be provided for review by the enrolled actuary for Buyer's defined benefit pension plan. If such amount is not approved by the enrolled actuary for Buyer's plan, the final amount shall be determined by a third enrolled actuary selected by agreement between PacifiCorp's actuary and Buyer's actuary. Buyer shall adopt a tax qualified defined contribution plan to cover its employees in the Service Territory and shall cause such plan to accept direct rollover of assets distributed from PacifiCorp's tax qualified defined contribution plans, including, without limitation, outstanding participant loans to such employees. PacifiCorp shall permit its employees who are hired by Buyer as of the Closing to make payments on any participant loans from its tax qualified defined contribution plans by check for a period of 60 days after the Closing Date. If Buyer's tax qualified defined contribution plan is not adopted by the end of such 60 days, the period for PacifiCorp's acceptance of payments by check shall be extended for an additional period during which such plan is not adopted, not to exceed a total of six months after the Closing Date. Buyer shall pay

18

PacifiCorp the reasonable administrative costs of handling such payments by check. PacifiCorp shall cause its defined contribution plans to permit such employees to direct that shares of employer stock held by such a plan be converted to cash prior to distribution. Buyer shall, after execution of the Asset Purchase Agreement, initiate negotiations with IBEW Local Union No. 659 for extension of the Working Agreement beyond its expiration on April 26, 2000, but Buyer's obligation to assume the contract with IBEW Local Union No. 659 with respect to employees employed in the Service Territory as of the Closing Date, or to close the transaction, shall not be conditioned upon such an extension agreement being reached. No change of conditions of employment relating to the employees hired by Buyer pursuant to this section will be implemented by Buyer without first complying with the requirements of the Working Agreement and applicable law, including, without limitation, laws relating to collective bargaining.

         6.04  Successor to Working Agreement. As referenced in Section 6.03 of this Agreement, PacifiCorp (d.b.a. "Pacific Power & Light Company") is a party to the Working Agreement with Local Union No. 659. Buyer expressly agrees to become the successor to PacifiCorp under the Working Agreement with respect to employees employed in the Service Territory as of the Closing Date and in accordance with Section 2.07 of this Agreement. Buyer expressly agrees to assume PacifiCorp's liabilities and obligations under the Working Agreement to the extent provided in Section 2.07 and subject to restraints due to Buyer's status as a governmental entity.

         6.05  Service Plan. Buyer shall, following Closing, provide customer service in accordance with the rate and service plan attached hereto as Exhibit G.

         6.06  Response to Requests. Buyer shall not unreasonably withhold its consent to actions by PacifiCorp which, under Section 5.01, require Buyer's consent, and shall in any event respond to PacifiCorp's requests for consents within 5 days of receipt of such requests.

         6.07  Non-Assignable Rights. In connection with Non-Assignable Rights, Buyer shall:

                (a)  Cooperate with PacifiCorp's efforts to obtain all consents or approvals of the issuer or other parties thereto for the assignment of such Assets.

19

                (b)  Pay to PacifiCorp all sums due under or pursuant to the Non-Assignable Rights, as and when due under the Non-Assignable Rights.

                (c)  Comply with all of the terms and conditions of, and perform all obligations imposed on PacifiCorp under, the Non-Assignable Rights.

     7.  Conditions Precedent to PacifiCorp's ObligationsError! Bookmark not defined.. All of the obligations of PacifiCorp to be discharged prior to or at Closing are subject to the fulfillment, prior to or at Closing, of each of the following conditions:

         7.01  Representations, Warranties and Covenants of Buyer. All representations and warranties made in this Agreement by Buyer shall be true and correct in all material respects as of the Closing Date as fully as though such representations and warranties had been made on and as of the Closing Date, except for representations and warranties specifically referring to another date, and as of the Closing Date, Buyer shall have complied in all material respects with all covenants made by it in this Agreement.

         7.02  Opinion of Counsel for Buyer. Buyer shall have furnished PacifiCorp with an opinion of Orrick, Herrington & Sutcliffe, counsel for Buyer, dated the Closing Date, in form and substance satisfactory to PacifiCorp, to the effect that:

                (a)  Buyer is a joint powers authority duly organized and validly existing under the laws of the State of California;

                (b)  Buyer has all requisite power and authority to enter into this Agreement and perform its obligations hereunder;

                (c)  The execution, delivery and performance of this Agreement have been duly authorized by Buyer;

                (d)  This Agreement has been duly and validly executed and delivered by Buyer and constitutes a valid and legally binding agreement enforceable against Buyer in accordance with its terms (except Section 2.12 and except as the foregoing may be limited by (i) general principles of equity; and (ii) bankruptcy, insolvency, reorganization, arrangement, moratorium, or laws or equitable principles relating to or affecting the enforcement of creditors' rights generally);

                (e)  Buyer has the power and authority to issue bonds to finance the acquisition of the Assets; and

20

                (f)  Buyer has the power and authority to own and operate the Assets.

         7.03  Necessary Regulatory Approvals. Necessary Regulatory Approvals shall have been obtained and be in effect at the Closing Date, all on terms acceptable to PacifiCorp, in its sole discretion, and PacifiCorp shall have advised Buyer to that effect.

         7.04  QF Sales Agreements. PacifiCorp and Buyer shall have executed QF Power Sales Agreements, each substantially in the form of Exhibit B, pursuant to which the Buyer agrees to purchase power that PacifiCorp purchases from certain generation projects.

         7.05  Use of Facilities Agreements. PacifiCorp and Buyer shall have executed such Use of Facilities Agreements as may be reasonably required to address small cross border loads.

         7.06  Transmission Network Service Agreement. PacifiCorp and Buyer shall have executed a Transmission Network Service Agreement, substantially in the form of Exhibit D.

         7.07  Transition Services Agreement. PacifiCorp and Buyer shall have executed a Transition Services Agreement, substantially in the form of Exhibit E, under which PacifiCorp will, for a transition period, provide certain management and administrative services to Buyer.

         7.08  Emergency Assistance Arrangements Agreement. PacifiCorp and Buyer shall have executed an Emergency Assistance Arrangements Agreement, substantially in the form of Exhibit F.

         7.09  Transmission Facilities Maintenance Agreement. PacifiCorp and Buyer shall have executed a Transmission Facilities Maintenance Agreement, substantially in the form of Exhibit H.

         7.10  Stateline Distribution Agreement. PacifiCorp and Buyer shall have executed a Stateline Distribution Agreement, substantially in the form of Exhibit I.

         7.11  Interim Power Supply Agreement. PacifiCorp and Buyer shall have executed an Interim Power Supply Agreement substantially in the form of Exhibit J.

21

         7.12  Netting Agreement. PacifiCorp and Buyer shall have executed a Netting Agreement substantially in the form of Exhibit K.

         7.13  State Line Agreement. PacifiCorp and Buyer shall have executed a State Line Agreement providing for physical separation and metering between PacifiCorp's Oregon transmission and distribution system and the Buyers transmission and distribution system.

         7.14  Litigation. At the Closing Date, there shall not be in effect any order, decree, or injunction of a court of competent jurisdiction restraining, enjoining, or prohibiting the consummation of the transactions contemplated by this Agreement (each Party agreeing to use its best efforts, including appeals to higher courts, to have any such order, decree or injunction set aside or lifted), and no action shall have been taken, and no statute, rule, or regulation shall have been enacted, by any state or federal government or governmental agency in the United States which would prevent the consummation of such transactions.

         7.15  Buyer shall have executed a copy of PacifiCorp's FERC Electric Tariff, Volume No. 12 ("Volume No. 12 Tariff").

     8.  Conditions Precedent to Buyer's ObligationsError! Bookmark not defined.. All of the obligations of Buyer to be discharged prior to or at the Closing are subject to the fulfillment, prior to or at the Closing, of each of the following conditions:

         8.01  Representations, Warranties, and Covenants of PacifiCorp. All representations and warranties made in this Agreement by PacifiCorp shall be true and correct in all material respects as of the Closing Date as fully as though such representations and warranties had been made on and as of the Closing Date, except for representations and warranties specifically referring to another date, and as of the Closing Date, PacifiCorp shall have complied in all material respects with all covenants made by it in this Agreement.

         8.02  Third Party Consents. PacifiCorp shall have obtained (a) the release of the Assets from the PacifiCorp Mortgage and any other existing mortgages or deeds of trust, and (b) the written consent of third parties, including government agencies, in form and substance satisfactory to Buyer and its counsel, necessary for consummation of the transactions contemplated by this Agreement, other than (i) those which, if not obtained, would not, in the aggregate, have an adverse effect on the value of the Assets, and (ii) consents

22

from railroads, and government agencies with respect to easements, rights of way and similar rights that are normally processed in the ordinary course.

         8.03  Necessary Regulatory Approvals. Necessary Regulatory Approvals shall have been obtained and be in effect at the Closing Date, all on terms acceptable to Buyer, in its sole discretion, and Buyer shall have advised PacifiCorp to that effect.

         8.04  Title. Buyer shall have received commitment for title insurance reports issued by First American Title Insurance Company disclosing that title to each parcel of real property included in the Assets is held in fee simple, subject only to Permitted Liens and such other matters as shall have been approved by Buyer. PacifiCorp shall not be required to provide title insurance to Buyer with respect to this transaction, and the costs of the title insurance commitments, and any title insurance issued to Buyer, shall be borne by Buyer. Conveyances of fee title to real property shall be by grant deed, subject to (i) Permitted Liens and (ii) such other matters shown on the title commitment which shall have been approved by Buyer.

         8.05  Opinion of Counsel for PacifiCorp. PacifiCorp shall have furnished Buyer with an opinion of Stoel Rives LLP, counsel for PacifiCorp, dated the Closing Date, in form and substance satisfactory to Buyer, to the effect that:

                (a)  PacifiCorp is an Oregon corporation, duly organized and validly existing under the laws of the State of Oregon;

                (b)  PacifiCorp has all requisite power and authority to own, operate and lease its properties, and to carry on its business as now being conducted;

                (c)  PacifiCorp has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder;

                (d)  The execution, delivery and performance of this Agreement by PacifiCorp have been duly authorized by all necessary corporate action; and

                (e)  This Agreement has been duly and validly executed and delivered by PacifiCorp and constitutes a valid and legally binding agreement enforceable against PacifiCorp in accordance with its terms (except as the foregoing may be limited by (i) general principles of equity; and (ii) bankruptcy,

23

insolvency, reorganization, arrangement, moratorium, or other laws or equitable principles relating to or affecting the enforcement of creditors' rights generally).

         8.06  QF Power Sales Agreements. PacifiCorp and Buyer shall have executed a QF Power Sales Agreements, each substantially in the form of Exhibit B, pursuant to which the Buyer agrees to purchase power that PacifiCorp purchases from certain generation projects.

         8.07  Use of Facilities Agreements. PacifiCorp and Buyer shall have executed such Use of Facilities Agreements as may be reasonably required to address small cross border loads.

         8.08  Transmission Network Service Agreement. PacifiCorp and Buyer shall have executed a Transmission Network Service Agreement substantially in the form of Exhibit D.

         8.09  Transition Services Agreement. PacifiCorp and Buyer shall have executed a Transition Services Agreement, substantially in the form of Exhibit E.

         8.10  Emergency Assistance Arrangements Agreement. PacifiCorp and Buyer shall have executed an Emergency Assistance Arrangements Agreement, substantially in the form of Exhibit F.

         8.11  Transmission Facilities Maintenance Agreement. PacifiCorp and Buyer shall have executed a Transmission Facilities Maintenance Agreement, substantially in the form of Exhibit H.

         8.12  Stateline Distribution Agreement. PacifiCorp and Buyer shall have executed a Distribution Facilities Maintenance Agreement, substantially in the form of Exhibit I.

         8.13  Interim Power Supply Agreement. PacifiCorp and Buyer shall have executed an Interim Power Supply Agreement substantially in the form of Exhibit J.

         8.14  Netting Agreement. PacifiCorp and Buyer shall have executed a Netting Agreement substantially in the form of Exhibit K.

         8.15  State Line Agreement. PacifiCorp and Buyer shall have executed a State Line Agreement providing for physical separation and metering

24

between PacifiCorp's Oregon transmission and distribution system and the Buyers transmission and distribution system.

         8.16  Litigation. At the Closing Date, there shall not be in effect any order, decree, or injunction of a court of competent jurisdiction restraining, enjoining, or prohibiting the consummation of the transactions contemplated by this Agreement (each Party agreeing to use its best efforts, including appeals to higher courts, to have any such order, decree or injunction set aside or lifted), and no action shall have been taken, and no statute, rule, or regulation shall have been enacted, by any state or federal government or governmental agency in the United States which would prevent the consummation of such transactions.

         8.17  Casualty. There shall not, at Closing, be unrepaired casualty damage to the electric distribution system included in the Assets which renders a material portion of the electrical distribution system inoperative.

     9.  Notices of Development.

         9.01  PacifiCorp may elect to notify the Buyer in writing of any development causing any of the representations and warranties in Sections 3.03 through 3.18 not to be true. Unless Buyer has the right to terminate this Agreement pursuant to Section 9.02 by reason of the development and exercises that right within ten (10) business days after notice of the development, the written notice pursuant to this Section 9.01 shall be deemed to have qualified the representations and warranties in Sections 3.03 through 3.18, to have amended any schedule referenced in such Sections, and to have caused any representation or breach of warranty that otherwise might have existed hereunder by reason of the development to be cured, but shall not relieve PacifiCorp from its obligations under Section 12.04(a).

         9.02  If (a) PacifiCorp gives written notice to Buyer under Section 9.02 of a development, and (b) the development that is the subject of the notice, either individually or in the aggregate with other developments for which PacifiCorp has given Buyer notice under Section 9.01, has had a Material Adverse Effect, then Buyer may, by notice to PacifiCorp within five (5) business days of PacifiCorp's notice of the development, elect to terminate this Agreement. As used herein, a Material Adverse Effect means any change or effect that is reasonably expected to have an adverse effect to the business, operations, properties or assets of the electric distribution system in the Service Territory, taken as a whole, which is not considered in the calculation of the Purchase Price under Section 2.03, and which is reasonably expected to have a present value in excess of $1,000,000.

25

    10.  Closing.

         10.01  Time and Place. The Closing of the transactions contemplated by this Agreement (the "Closing") shall take place 30 business days after final approvals of the California Public Utility Commission and FERC are received, but not earlier than January 5, 2000 nor later than February 28, 2000 or on such other date as may be mutually agreed upon by the Parties. The transfer of the Assets shall be effective as of 11:59:59 p.m. Pacific Prevailing Time on the Closing Date. The Closing shall be held at the offices of Stoel Rives LLP, 900 SW Fifth Avenue, Portland, Oregon, or at such other place as the Parties may mutually agree.

         10.02   Further Assurances. From time to time after the Closing, each Party, upon the request of the other Party, shall without further consideration execute, deliver, and acknowledge all such further instruments of transfer and conveyance and do and perform all such other acts and things as either Party may reasonably require to more effectively carry out the intent of this Agreement.

         10.03  Meter Readings. On the Closing Date, PacifiCorp shall arrange for meter readings of its large commercial and industrial accounts in the Service Territory. PacifiCorp will continue to read the meters for its residential and small commercial accounts in the Service Territory through the end of the billing cycles that includes the Closing Date, upon which time PacifiCorp shall prorate the revenue on a daily basis.

    11.  Additional Conditions.

         11.01  Buyer's Additional Conditions. Buyer's obligation to close the transactions contemplated by this Agreement is subject to Buyer's satisfaction with the results of its evaluation of the environmental condition of the Assets. Buyer shall notify PacifiCorp on or before September 13, 1999 whether this condition has been satisfied, or whether it elects to terminate this Agreement. If Buyer fails to notify PacifiCorp by September 13, 1999 of the satisfaction or non-satisfaction of such condition, such condition shall be deemed waived. Neither Buyer's notice of satisfaction or a deemed waiver shall in any way reduce or offset PacifiCorp's indemnity under Section 12.

         11.02  PacifiCorp's Additional Conditions. PacifiCorp's obligation to close the transactions contemplated by this Agreement is subject to satisfaction of the following conditions on or before the respective dates indicated below:

26

                 (a)  Buyer obtaining, and providing to PacifiCorp on or before September 13, 1999, either a preliminary commitment of an insurance company, indicating the intention of the insurance company to insure bonds to be issued by Buyer or another public body (either directly or indirectly through the California Statewide Community Development Authority or another public body), or a preliminary loan commitment indicating the intention of a lender to make a loan to Buyer, in either case, in an amount sufficient to enable Buyer to close the purchase of the Assets.

                 (b)  Buyer obtaining and providing to PacifiCorp on or before November 12, 1999, either (i) a binding commitment of an insurance company, in a form and from an insurer, and subject only to conditions, acceptable to PacifiCorp, committing to insure such bonds, or (ii) a binding commitment of a lender in a form and from a lender, and subject only to conditions, acceptable to PacifiCorp, committing to make such loan. Such commitments must have an expiration no earlier than February 1, 2000.

PacifiCorp shall notify Buyer on or before the respective dates specified above whether the conditions in this Section 11.02 have been satisfied. If PacifiCorp fails to notify Buyer by the respective date of the satisfaction or nonsatisfaction of such condition, such condition shall be deemed waived.

    12.  Survival of Warranties Etc., Indemnities.

         12.01  Representations, Warranties, and Covenants of the Parties to Be Continuing. All representations, warranties, covenants and indemnification of the Parties, and all liability therefor, shall survive the Closing for a period of three years except the environmental indemnity set forth in Subsections 12.04(a) and 12.05 which shall survive the Closing for a period of five years, and the environmental indemnity set forth in Subsection 12.04(b) which shall be ongoing.

         12.02  Indemnification by PacifiCorp. PacifiCorp shall, in conjunction with Subsections 12.04(a) and 12.05, to a cumulative maximum of the Indemnity Cap, indemnify, defend, and hold harmless Buyer, its officers, directors, commissioners, employees, representatives and agents, and their respective successors and assigns from and against any claim, demand, obligation, liability, loss, cost, damage, or expense, including interest, penalties, and reasonable attorneys' fees but specifically excluding consequential or indirect damages or lost profits caused by or arising out of:

                 (a)  Any breach or default in the performance by PacifiCorp of any covenant or agreement of PacifiCorp contained in this Agreement;

27

                 (b)  Any breach of warranty or representation made by PacifiCorp herein or in any schedule or exhibit hereto, or in any certificate or other instrument delivered by or on behalf of PacifiCorp pursuant hereto; or

                 (c)  Any liability arising out of any and all actions, suits, proceedings, claims, demands, judgments, costs and expenses incident to any of the foregoing.

         Buyer and its successors and assigns shall promptly notify PacifiCorp in writing when it or they become aware of any matter arising under the foregoing indemnification provision. PacifiCorp may contest and defend in good faith any claim of third parties covered by this Section, provided such contest is made without cost or prejudice to Buyer, and provided that within ten days of PacifiCorp's receipt of notice of such claim, PacifiCorp notifies Buyer of its desire to defend and contest such claim. Buyer shall reasonably cooperate with PacifiCorp in its investigation and response to any third party claim.

         If PacifiCorp does not notify Buyer of its desire to contest the claim, PacifiCorp shall reimburse Buyer on demand for any payment actually made by Buyer at any time after the Closing Date with respect to any claim, demand, obligation, liability, loss, cost, damage or expense to which the foregoing indemnity relates.

         12.03  Indemnification by Buyer. Buyer shall indemnify and hold harmless PacifiCorp, its officers, directors, employees, affiliated corporations, representatives and agents, and their respective successors and assigns from and against any claim, demand, obligation, liability, loss, cost, damage, or expense, including interest, penalties, and reasonable attorneys' fees, but specifically excluding consequential or indirect damages or lost profits, caused by or arising out of:

                 (a)  The liabilities assumed by Buyer under Subsection 2.07 and liabilities arising after the Closing Date with respect to its ownership and operation of the Assets or the Service Territory;

                 (b)  Any breach or default in the performance by Buyer of any covenant or agreement of Buyer contained in this Agreement;

                 (c)  Any breach of warranty or representation made by Buyer herein or in any schedule or exhibit hereto, or in any certificate or other instrument delivered by or on behalf of Buyer pursuant hereto; or

28

                 (d)  Any liability arising out of any and all actions, suits, proceedings, claims, demands, judgments, costs and expenses incident to any of the foregoing.

         PacifiCorp and its successors and assigns shall promptly notify Buyer in writing when it or they become aware of any matter arising under the foregoing indemnification provision. Buyer may contest and defend in good faith any claim of third parties covered by this Subsection, provided such contest is made without cost or prejudice to PacifiCorp, and provided that within ten days of Buyer's receipt of notice of such claim, Buyer notifies PacifiCorp of its desire to defend and contest such claim. PacifiCorp shall reasonably cooperate with Buyer in its investigation and response to any third party claim.

         If Buyer does not notify PacifiCorp of its desire to contest the claim, Buyer shall reimburse PacifiCorp on demand for any payment actually made by PacifiCorp at any time after the Closing Date with respect to any claim, demand, obligation, liability, loss, cost, damage or expense to which the foregoing indemnity relates.

29

         12.04  Environmental Indemnification.

                 (a)  PacifiCorp will, subject to the limitations in Section 12.05(c), for any event or condition discovered by Buyer or asserted against Buyer for which Buyer has notified PacifiCorp during the period of five (5) years from the Closing Date, defend, indemnify and hold harmless the Buyer, including its former, present and future officers, directors, employees, agents, shareholders, contractors, subcontractors, licensees, invitees, attorneys, and all heirs, representatives, successors and assigns from and against any and all losses, claims, liabilities, suits, obligations, fines, damages, judgments, injuries, costs of investigation, clean-up costs and costs of remediation, administrative orders, consent agreements and orders, penalties, actions, causes of action, charges, costs and expenses (including reasonable attorneys' fees and consultants' fees), but specifically excluding consequential or indirect damages and lost profits (collectively "Losses"), including but not limited to Losses arising out of loss of life, injury to persons, property or business, or damage to natural resources, whether based on strict liability, tort, contract, implied or express warranty, statute, regulation, common law, or otherwise, to the extent caused, directly or indirectly, by PacifiCorp's actions or failure to act during its tenure of ownership of the Assets and relating to (i) the existence, use, handling, storage, transportation, treatment, manufacture, release or disposal of any hazardous, toxic or dangerous waste, substance or material (defined, listed or regulated under (any Environmental Law (including polychlorinated biphenyls and petroleum products), in, on or under the particular Asset, whether foreseeable or unforeseeable, regardless of the source, time of occurrence or discovery or (ii) any violation (or alleged violation) of Environmental Law in connection with the use or operation of the Assets.

                 (b)  Buyer will defend, indemnify and hold harmless PacifiCorp, including its former, present and future officers, directors, employees, agents, shareholders, contractors, subcontractors, licensees, invitees, attorneys, and all heirs, representatives, successors and assigns from and against any and all Losses, including but not limited to Losses arising out of loss of life, injury to persons, property or business, or damage to natural resources, whether based on strict liability, tort, contract, implied or express warranty, statute, regulation, common law, or otherwise, to the extent caused, directly or indirectly, by Buyer's actions or failure to act during its tenure of ownership of the Assets and relating to (i) the existence, use, handling, storage, transportation, treatment, manufacture, release or disposal of any hazardous, toxic or dangerous waste, substance or material (defined, listed or regulated under any Environmental Law, including polychlorinated biphenyls and

30

petroleum products), in, on or under the particular Asset, whether foreseeable or unforeseeable, regardless of the source, time of occurrence or discovery, or (ii) any violation (or alleged violation) of Environmental Law in connection with the use or operation of the Assets.

         12.05  Environmental Response. In the event that Buyer shall be required by, or pursuant to any consent decree entered into with, any governmental agency having jurisdiction or the lawful order of a court of competent jurisdiction, to perform any investigation, removal, response or remedial action covered by PacifiCorp's agreement to indemnify Buyer as set forth in Subsection 12.04(a) above:

                 (a)  Buyer shall immediately give written notice of such order or decree to PacifiCorp and PacifiCorp shall have a period of sixty (60) days within which to elect to perform such investigation, removal, response or remedial action itself or to reimburse Buyer for the cost thereof; provided, however, if the order or decree requires a response by Buyer in less than sixty (60) days, then PacifiCorp shall make its election within such period as may allow Buyer to respond to the order or decree in timely fashion;

                 (b)  If PacifiCorp elects to perform such investigation, removal, response or remedial action itself, it shall have the exclusive right to negotiate all elements of the work with the governmental agency, and shall have such easements and rights of access to the Assets as may be necessary to complete the work; provided, however, that PacifiCorp and Buyer will consult in good faith to assure that the work, to the extent practicable, will not unduly interfere with Buyer's operations and will be appropriate to the uses of the property involved; provided, however, that if PacifiCorp elects to perform such investigation, removal, response or remedial action itself, it shall indemnify and save harmless Buyer and its successors and assigns from and against any and all claims, demands, obligations, liabilities, losses, costs, damages, or expenses, including interest, penalties, and reasonable attorneys' fees, of whatsoever nature growing out of personal injury to or death of persons whomsoever, or loss or destruction of or damage to property whatsoever, where such personal injury, death, loss, destruction or damage arises in connection with or incident to the entry upon, occupation of or activities with respect to the Assets by PacifiCorp, its agents or contractors, and, in addition, PacifiCorp covenants and agrees to pay in full for all materials affixed to such property and to pay in full all persons who perform labor upon such property, and not to permit or suffer any mechanics or materialman's lien of any kind or nature to be enforced against the property for any work done or materials furnished thereon at the instance or request or on behalf of PacifiCorp; and PacifiCorp agrees to indemnify and hold

31

harmless Buyer against and from any and all liens, claims, demands, costs and expenses of whatsoever nature in any way connected with or growing out of such work done, labor performed or materials furnished; and

                 (c)  At such time as PacifiCorp shall have expended a sum equal to the Indemnity Cap in connection with any removal, response or remedial action under this Section 12.05 and in connection with all other matters for which PacifiCorp has been called upon to indemnify Buyer under Subsections 12.02 and 12.04(a) above, PacifiCorp's indemnity obligations under this Agreement shall terminate and be of no further effect; and thereafter Buyer (i) shall assume all obligations pursuant to the orders or decrees under which PacifiCorp had been performing such removal, response or remedial actions, (ii) shall release PacifiCorp from all further liability in connection with the Assets and the Service Territory, and (iii) shall indemnify and hold harmless PacifiCorp and its successors and assigns from and against any claim, demand, obligation, liability, loss, cost, damage and expense arising from PacifiCorp's ownership and/or operation of the Assets and the Service Territory.

         12.06  Exclusive Remedies. The obligation of PacifiCorp under this Section 12 shall be the exclusive obligation of PacifiCorp with respect to environmental matters pertaining to the Assets, and Buyer waives all other rights and remedies to which Buyer might otherwise be entitled under any statute, regulation or ordinance or other theory of law or equity pertaining to environmental matters or breaches of Environmental Laws.

    13.  Termination.

         13.01  Termination. This Agreement may be terminated and abandoned at any time prior to the Closing if:

                 (a)  The Parties agree in writing to terminate this Agreement by mutual consent; or

                 (b)  Buyer delivers a written notice to PacifiCorp to the effect that (i) one or more of the conditions to the obligations of Buyer set forth in Section 8 (which shall be specified in detail in such notice) cannot be met on or before February 28, 2000 (or such later date to which the term of this Agreement may be extended pursuant to Subsection 13.01(f)), (ii) PacifiCorp has defaulted in a material respect under one or more of its covenants and agreements contained herein (which shall be specified in detail in such notice), and such condition or conditions have not been satisfied or such default or defaults have not been remedied (or waived by Buyer) within thirty (30) days after the date such notice is

32

delivered by Buyer to PacifiCorp, (iii) Buyer delivers a written notice to PacifiCorp on or before August 30, 1999 that the condition in Section 11.01 is not satisfied; or (iv) Buyer is terminating the Agreement under Section 9.02.

                 (c)  PacifiCorp delivers a written notice to Buyer to the effect that (i) one or more of the conditions to the obligations of PacifiCorp set forth in Section 7 (which shall be specified in detail in such notice) cannot be met on or before February 28, 2000 (or such later date to which the term of this Agreement may be extended pursuant to Subsection 13.01(f), or (ii) Buyer has defaulted in a material respect under one or more of its covenants and agreements contained herein (which shall be specified in detail in such notice), and such condition or conditions have not been satisfied or such default or defaults have not been remedied (or waived by PacifiCorp) within thirty (30) days after the date such notice is delivered by PacifiCorp to Buyer or (iii) PacifiCorp delivers a written notice to Buyer, on or before the dates specified in Section 11.02, that a condition in Section 11.02 is not satisfied; or

                 (d)  Any governmental or regulatory body the consent of which is a condition to the obligations of Buyer and PacifiCorp to consummate the transactions contemplated by this Agreement shall have determined not to grant its consent and all appeals of such determination shall have been taken and have been unsuccessful; or

                 (e)  Any court of competent jurisdiction in the United States or any State shall have issued an order, judgment or decree (other than a temporary restraining order) restraining, enjoining or otherwise prohibiting the purchase of the Assets from PacifiCorp by Buyer and such order, judgment or decree shall have become final and nonappealable; or

                 (f)  The Closing shall not have occurred on or before February 28, 2000 (other than by virtue of a default by one of the Parties), or such later date to which the term of this Agreement may be extended pursuant to mutual agreement of the Parties, provided that one of the Parties gives notice to the other so terminating this Agreement.

         13.02  Effect of Termination. Any termination pursuant to this Section 13 shall relieve both the Parties hereto of all of their obligations set forth herein and constitutes a failure of the conditions to the obligations of the Parties to implement this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement.

33

    14.  Assignment.

         14.01  Assignment. Neither party may assign its rights under this Agreement to any third party without the written consent of the other Party.

         14.02  No Discharge. No assignment of this Agreement shall operate to discharge the assignor of any duty or obligation hereunder without the written consent of the other Party.

    15.  Separation Costs. Buyer and PacifiCorp shall each pay one-half of the cost incurred (either before or after Closing but prior to the first anniversary of Closing) for equipment necessary to separate the Service Territory from the remainder of PacifiCorp's distribution and transmission system. Costs so incurred by PacifiCorp prior to Closing shall not be included in the purchase price computed under Section 2.03, and one-half of such costs shall be separately paid by Buyer to PacifiCorp at Closing.

         If a party incurs, after Closing and prior the first anniversary of the Closing, costs for equipment for separating the systems, the other party shall, promptly upon receiving a billing and reasonable supporting documentation, pay to the party incurring such costs an amount equal to one-half of such costs.

    16.  Miscellaneous.

         16.01  Allocation. The Final Purchase Price shall be allocated among the Assets in such manner as may be agreed upon by PacifiCorp and Buyer in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended, ("Section 1060"), and the regulations promulgated thereunder; provided, however, that if PacifiCorp and Buyer cannot agree upon such allocation, such allocation shall be as reasonably established by PacifiCorp. Neither PacifiCorp nor Buyer will take any action that would be inconsistent with the allocation as so established.

         16.02  Post-Closing Access.

                 Buyer shall allow PacifiCorp reasonable access after Closing to the Assets and facilities transferred to Buyer to enable PacifiCorp to retrieve the Excluded Assets (including, without limitation, communications equipment retained by PacifiCorp).

34

         16.03  Termination of Use of Name and Logo.

                 Immediately after the Closing, Buyer shall cease using PacifiCorp's name or logo or any of PacifiCorp's trade names or trademarks, on stationary, literature or the like, and, as soon as practicable after the Closing, but in any event prior to the first anniversary of the Closing, shall remove PacifiCorp's logo and name from the assets purchased by Buyer.

         16.04  Amendment. This Agreement may be amended only by an instrument in writing executed by the Parties which expressly refers to this Agreement and states that it is an amendment hereto.

         16.05  Section and Paragraph Headings. The Section and Subsection headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

         16.06  Waiver. Any of the terms or conditions of this Agreement may be waived at any time and from time to time, in writing, by the Party entitled to the benefit of such terms or conditions.

         16.07  Choice of Law. This Agreement shall be subject to and be construed under the laws of the State of California.

         16.08  Notices Prior to Closing. Prior to Closing, all notices, requests, demands, and other communications given by Buyer or PacifiCorp shall be in writing and shall be deemed to have been duly given when telecopied, when delivered personally in writing or when deposited into the United States mail, to the following addresses:
If to Buyer to:	Nor-Cal Electric Authority ATTENTION: Chairman 586 C Street Crescent City, CA 95531 Telecopy Number: 704-464-7208

35
With a copy to:	Robert N. Black County Counsel County of Del Norte 586 G Street Crescent City, CA 95531 Telecopy Number: (707) 465-0324
If to PacifiCorp, to:	PacifiCorp ATTENTION: C. Alex Miller 825 NE Multnomah Street, Suite 600 Portland, OR 97232 Telecopy Number: (503) 813-7262
With a copy to:	Stoel Rives LLP ATTENTION: Mark Norby, Esq. 900 SW Fifth Avenue, Suite 2300 Portland, OR 97204-1268 Telecopy Number: 503 220-2480

or to such other address as Buyer or PacifiCorp may designate in writing.

         16.09  Notices Subsequent to Closing. All notices and other communications given by Buyer or PacifiCorp subsequent to Closing shall be deemed to have been duly given when telecopied, when delivered personally in writing or when deposited into the United States mail, to the following addresses:
To Buyer:	Nor-Cal Electric Authority ATTENTION: Chairman 586 C Street Crescent City, CA 95531 Telecopy Number: 707-464-7208
To PacifiCorp:	PacifiCorp Vice President, Legal 825 NE Multnomah, Suite 2000 Portland, OR 97232 Telecopy Number: 503-731-6464

         16.10  Integrated Agreement. This Agreement, when executed, constitute the entire agreement between the Parties hereto, and supersedes all prior agreements and understandings, oral and written, between the Parties hereto with respect to the subject matter hereof.

36

         16.11  Counterparts. This Agreement may be executed in two counterparts, each of which shall for all purposes be deemed to be an original and both of which shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the Parties have signed this Agreement as of the date first above written.
NOR-CAL ELECTRIC AUTHORITY /s/ CLYDE ELLER By: Clyde Eller Title: Chairman
PACIFICORP /s/ C. ALEX MILLER By: C. Alex Miller Title: Vice President

37